Exhibit 99.4

Operadora Hotelera GI, S. A.de C. V.

Financial Statements as of December 31, 2024 and 2023 and for the years then ended.

Operadora Hotelera GI, S. A. de C. V.

Financial Statements for 2024 (unaudited) and 2023

Operadora Hotelera GI, S. A. de C. V.
Statements of Financial Position
As of December 31, 2024 and 2023
(Mexican pesos)

	Notes	December 31,	December 31,
		2024	2023
		unaudited
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$11,039,234	$1,068,277
Trade receivables		54,003,067	-
VAT receivable		3,848,994	-
Other receivables		5,556,151	607,876
Due from related parties	4	12,732,729	-
Prepayments		13,023,764	8,004,732
Inventories		8,861,561	-
Total current assets		109,065,500	9,680,885

Transport equipment		632,025	-
Right of use assets, net	5	498,036,791	199,957,781
Guarantee deposits		-	4,870,138
Deferred tax asset		13,559,134	-
Total non-current assets		512,227,950	204,827,919

Total assets		$621,293,450	$214,508,804

Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable and accumulated expenses		$141,874,478	$2,291,131
Advance customers		11,819,944	-
Due to related parties	4	20,542,269	4,870,138
Lease liabilities	5	131,996,089	26,666,962
Income tax payable		5,438,942	32,499
Employees’ statutory profit sharing		59,032	59,032
Total current liabilities		311,730,754	33,919,762

Non-current Liabilities:
Lease liabilities, excluding current portion	5	395,224,035	164,589,304
Employee benefits		1,503,583	189,098
Deferred tax liabilities		-	4,742,442
Total non-current liabilities		396,727,618	169,520,844

Total liabilities		708,458,372	203,440,606

Stockholders’ Equity
Common stock	8	260,001	260,001
Accumulated deficit		(86,839,452)	10,840,751
Other comprehensive income		(585,471)	(32,554)
Total Stockholders’ Equity		(87,164,922)	11,068,198

Total Liabilities and Stockholders’ Equity		$621,293,450	$214,508,804

The accompanying notes are an integral part of these financial statements.

Operadora Hotelera GI, S. A. de C. V.
Statements of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2024 and 2023
(Mexican pesos)

	Notes	2024 unaudited	2023

Revenue	6	$530,096,709	$33,844,956
Direct and selling, general and administrative expenses:
Employee benefits		138,874,466	10,292,109
Depreciation and amortization		147,429,568	3,929,118
Marketing		37,810,917	-
Utility expenses		30,880,858	358,054
Other equipment		19,894,620	-
Maintenance and conservation		15,955,229	-
Food for employees		13,921,292	38,540
Insurance		11,595,589	214,597
Food & beverage and service cost		62,829,233	-
Licenses and permits		10,331,006	-
Other cost		9,861,929	575,654
Transport		8,513,274	-
Management fees to hotel operators		14,689,937	52,293
Bank fees		6,776,082	5,500
Sales commissions		5,698,732	-
Cleaning and laundry		5,543,463	-
Other taxes		4,125,286	329,132
Software		3,090,647	-
Professional fees		1,614,827	-
Employees’ statutory profit sharing		-	59,032
Lease		100,372	80,121
Other		59,448	3,656
Total direct and selling, general and administrative expenses		549,596,775	15,937,806

Exchange rate (expense) income, net		(3,525,956)	47,153
Interest (expense) income, net		(92,718,793)	(2,086,793)
(Loss) profit before income taxes		(115,744,815)	15,867,510

Income taxes	7	18,064,612	5,014,515

Net (loss) profit for the period		$(97,680,203)	$10,852,995

Total comprehensive (loss) income		$(97,680,203)	$10,852,995

The accompanying notes are an integral part of these financial statements.

Operadora Hotelera GI, S. A. de C. V.

Statements of Changes in Stockholders’ Equity and Net Assets
For the years ended December 31, 2024 and 2023
(Mexican pesos)

				Other Comprehensive Income
	Note	Common Stock	Retained earnings (Accumulated Deficit)	Remeasurement of net defined benefit liability net of deferred income tax	Total

Balance as of January 1, 2023		$260,001	$(12,244)	$-	247,757

Profit for the period		-	10,852,995	(32,554)	10,820,441

Balance as of December 31, 2023		260,001	10,840,751	(32,554)	11,068,198

Loss for the period		-	(97,680,203)	(552,917)	(98,233,120)

Balance as of December 31, 2024 (unaudited)		$260,001	$(86,839,452)	$(585,471)	$(87,164,922)

The accompanying notes are an integral part of these financial statements.

Operadora Hotelera GI, S. A. de C. V.

Statements of Cash Flows
For the years ended December 31, 2024 and 2023
(Mexican pesos)

	For the years ended December 31,
	2024	2023
Cash flows from operating activities:	unaudited
(Loss) profit before income taxes	$(115,744,815)	$15,867,510
Adjustments for:
Depreciation of property, construction in process and equipment	41,581	-
Depreciation of right of use assets	147,387,987	3,929,118
Interest expense lease liability	92,283,174	2,086,793
	123,967,927	21,883,421
Changes in:
Increase in VAT and other receivables	(8,797,269)	(201,731)
Increase in trade receivables	(49,132,929)	(4,870,138)
Increase decrease in related parties, net	2,939,402	5,258,378
Increase in prepayments	(5,019,032)	(8,004,732)
Increase in inventory	(8,861,561)	-
Increase in trade payables and tax payable	158,050,514	1,749,901
Increase in employee benefits	1,314,485	89,765
Decrease in employees’ statutory profit sharing	-	57,845
Income tax paid	(2,030,661)	(274,471)
Net cash flows from operating activities	212,430,876	15,688,238

Cash flows used in investing activities:
Acquisition of transportation equipment	(673,606)	-
Net cash flows used in investing activities	(673,606)	-

Cash flows from financing activities:
Payments of leasing liabilities	(201,786,313)	(14,717,426)
Net cash flows from financing activities	(201,786,313)	(14,717,426)

Net increase in cash and cash equivalents and restricted cash	9,970,957	970,812

Cash and cash equivalents and restricted cash at the beginning of the period	1,068,277	97,465

Cash and cash equivalents and restricted cash at the end of the period	$11,039,234	$1,068,277

The accompanying notes are an integral part of these financial statements.

Operadora Hotelera GI, S. A. de C. V.

Notes to the Financial Statements
As of December 31, 2024 and 2023,
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On March 31, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these financial statements.

Operadora Hotelera GI, S. A. de C. V. (the “Company”) has an address at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Mexico City. The Company is part of Grupo Murano (the “Group”) a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

The Company is part of the development of a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 hotel rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company is involved in the development and operation of Phase one of the GIC Complex, which is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to utilize the learnings from the first months of the operation of Vivid and to finish certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the hotel operator regarding potential changes to the current operations and administration services agreement).

b.	Significant transactions

i.	On July 30, 2024, the Company signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

ii.	The first phase of the GIC Complex commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iii.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano P.V., S.A. de C.V. (“Murano PV”) (sub holding Company of the Group based in Mexico) and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company listed on NASDAQ since that date.

iv.
On September 12, 2024, Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Trust”), a related party of the Company, closed a 144A bond financing, issuing secured senior notes for U.S.$300 million. The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan held by its related party, Fideicomiso Murano 2000 /CIB 3001 and the VAT credit held at that date and both credits were used to develop the phase I of the GIC Complex in Cancun. The Company is a guarantor under the indenture governing the senior notes and pledged its collection rights in respect of the Vivid and Dreams hotels. The senior notes mature in September 12, 2031 and bear interest at an annual rate of 11% plus 3% of payment in kind interest capitalized over the first three years of the issuance).

v.
On October 17, 2024, Murano PV and Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) signed a secured loan agreement of up to U.S.$70,378,287. This loan is intended to fund the Group’s working capital needs and compliance with its financial obligations including the conclusion of phase I of the GIC Complex. This loan matures on October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059.  The loan bears interest at an annual rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year, and all interest will be capitalized during the term of the loan,  not being in default of any covenants under this loan agreement  is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the bylaws of the Company, the Board of Directors has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Board of Directors.

a.	Statement of compliance

These financial statements have been prepared for information of the investors of the Company and do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The audited financial statements of the Company are expected to on or about April 30, 2025, along with the independent auditor’s report. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the date of the last annual financial statements.

b.	Going concern basis

These financial statements have been prepared assuming the Company will continue as a going concern, which assumes that the Company will be able to meet its obligations.

The Company is in an early stage, as of December 31, 2024, the total current liabilities exceed the amount of total current assets. The Company has lost more than two thirds of its capital stock which under the Ley General de Sociedades Mercantiles in Mexico its cause of dissolution.  Based upon the Company’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these financial statements may be insufficient.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Company such as new or restructured loan agreements and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Company as of and for the years ended December 31, 2024 and 2023, were not appropriate.

c.	Use of judgments and estimates

In preparing these financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s last annual financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Company’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024, and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024.

f.	New and amended IFRS accounting standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS accounting standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.

3.	Cash and cash equivalents

As of December 31, 2024 and 2023 cash and cash equivalents is as follows:
	As of
	December 31, 2024	December 31, 2023
	unaudited

Cash	$341,610	$-
Bank deposits	10,697,624	1,068,277

Total cash and cash equivalents and restricted cash	$11,039,234	$1,068,277

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of December 31, 2024 and 2023 are as follows:

	As of
	December 31, 2024	December 31, 2023
	unaudited
Receivable
Affiliate:
Murano World, S. A. de C. V. (1)	$12,732,729	$-
Total related parties receivable	12,732,729	-

	As of
	December 31, 2024	December 31, 2023
	unaudited
Payable:
Affiliate:
Fideicomiso Murano 2000 CIB//3001 (2)	$20,437,260	$4,870,138
Murano PV, S. A. de C. V. (3)	105,009	-
Total related parties payable	20,542,269	4,870,138

Current portion	$20,542,269	$4,870,138

(1)	On January 2, 2024, the Company entered into a framework agreement for the pure sub lease with Murano World, S. A. de C. V., with an indefinite term from the date, with a Security Deposit clause.

(2)	This balance is composed by the following transactions:

(i)
On July 12, 2024, Fideicomiso Murano 2000 CIB/3001 entered into an interest-bearing loan agreement with the company for $13,721,725 with a two-year term, accruing interest at a rate per annum equal to 28-day TIIE plus a 3% spread; and

(ii)
On September 17, 2024, Fideicomiso Murano 2000 CIB/3001 entered into an interest-bearing loan agreement with the company for U.S.$162,821 with a two-year term, accruing interest at a rate per annum equal to 91-day SOFR plus a 3% spread.

5.	Leases

The Company leases hotel equipment. Lease terms vary from contract to contract. Information on leases in which the Company is a lessee is presented below:

Right-of-use assets, net

Right-of-use assets, net related to leased properties that do not meet the definition of investment property.

December 31, 2024 (unaudited)	Hotel Equipment (1)(3)	Sub lease (2)	Total

Balance as of January 1,	$199,957,781	$-	$199,957,781
Addition to right-of-use-assets	31,364,829	414,102,168	445,466,997
Depreciation charge for the year	(43,862,445)	(103,525,542)	(147,387,987)

Balance as of December 31,	$187,460,165	$310,576,626	$498,036,791

December 31, 2023	Hotel Equipment (1)

Balance as of January 1,	$-
Addition to right-of-use-assets	203,886,899
Depreciation charge for the year	(3,929,118)

Balance as of December 31,	$199,957,781

(1)	On July 30, 2024 Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V., for total rent payments of $40,226,116 plus 16% of VAT.
(2)	On January 1, 2024 the Company signed a sub.lease agreement with Murano World, S. A. de C. V. for the sublease of hotel equipment.
(3)
On November 8, 2023, Operadora Hotelera GI, S. A. de C. V. entered into a leasing agreement with Arrendadora Coppel, S.A.P.I. de C.V. for hotel equipment for a period of 5 years, rent payments are fixed throughout the contract.

Lease liabilities

Lease liabilities as of December 31, 2024 and 2023 is classified as follows:

December 31, 2024 unaudited

Lease liability for hotel equipment	$527,220,124
Current portion of lease liability	$131,996,089
Lease liability excluding current portion	$395,224,035

December 31, 2023

Lease liability for hotel equipment	$191,256,266
Current portion of lease liability	$26,666,962
Lease liability excluding current portion	$164,589,304

Amounts recognized in profit or loss

	For the years ended December 31,
	2024 unaudited	2023
Amounts recognized in profit and loss
Interest on lease liabilities	$92,283,174	$2,086,792

	$92,283,174	$2,086,792

Amounts recognized in the statement of cash flow
Total cash outflow	$109,192,837	$14,717,425

6.	Revenue

The Company’s operations and main revenue streams are as described in the last annual financial statements. The Company’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the years ended December 31,
	2024	2023
	unaudited

Revenue from contracts with customers	$265,715,276	$-
Revenue for administrative services and expense reimbursements with related parties	264,381,433	6,672,741

Total revenue	$530,096,709	$6,672,741

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the years ended December 31,
	2024	2023
	unaudited
Major products/service lines
All-inclusive	$234,494,740
Spa services	7,552,507
Other services	23,668,029	-
Total revenue from contracts with customers	265,715,276	-

Administrative services with related parties	264,381,433	6,672,741

Total revenue	530,096,709	6,672,741

Timing of revenue recognition
Services and products transferred at a point in time	295,601,969	6,672,741
Services transferred over time	234,494,740	-

Total revenue from contracts with customers	$530,096,709	$6,672,741

The following are the key performance indicators of the hotel operations from April 1, 2024 (Vivid opening date) to December 31, 2024:

- Average daily rate (ADR) (per room)	$ 3,834 (U.S.$209)
- Occupancy rate	53.58%
- Revenue per available room (RevPar) (per room)	$ 2,053 (U.S.$112)
- Rooms available	110,000
- Rooms sold	58,936

7.	Income tax

The Mexican tax law effective as January 1, 2014 is applicable to the Company, which imposes an income tax of 30%.

The Company’s effective tax rate for the period ended December 31, 2024 and 2023 was 15.6% and 1.4%, respectively. The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the right-of-use assets and the lease liabilities items.

8.	Stockholders’ Equity

a.	Common stock at par value as of December 31, 2024, is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	210,001	210,001
Total	260,001	$260,001

9.	Commitments and contingencies

1.
In accordance with Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.	Neither the Company nor its assets are subject to any legal contingency other than those in the ordinary course of its business.

10.	Subsequent events

i)	The Vivid Hotel performance has experienced improved trading post period end. Key business and financial metrics reported by management during the months of January and February 2025 are as follows:

Indicator	January 2025		February 2025
ADR (gross per room)	$4,771	(US$232)	$5,214	(US$254)
Occupancy rate	81.5%		79.79%
RevPar (per room)	$3,871	(US$188)	$4,074	(US$199)

ii)
The company is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

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